UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5 to

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

Geos Communications, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Preferred Stock Series F, no par value

Preferred Stock Series H, no par value

Warrants to Purchase Common Stock, no par value

(Title of Class of Securities)

37363N 102
  (CUSIP Number of Class of Securities)

Cindy Gordon
Chief Financial Officer
430 North Carroll Avenue, Suite 120
Southlake, Texas 76092
(817) 240-0202
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard F. Dahlson Jackson Walker L.L.P. 901 Main Street, Suite 6000 Dallas, Texas 75202 (214) 953-6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 2,640,000	$ 188.23

*
Estimated, for purposes of calculating the amount of the filing fee only, pursuant to Rule 457(f)(2) based on one-third of the stated value of the shares of the Company’s Preferred Stock Series F, no par value per share, and Preferred Stock Series H, no par value per share, that may be received by the Company in the Offer.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $71.30 per $1,000,000.00 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ _________	Filing Party: _________

Form or Registration No.: __________	Date Filed: _________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2010, by Geos Communications, Inc., a Washington corporation (the “Company”), as subsequently amended by Amendment No. 1 to Schedule TO filed on November 17, 2010, Amendment No. 2 to Schedule TO filed on December 15, 2010, Amendment No. 3 to Schedule TO filed on December 17, 2010, and Amendment No. 4 to Schedule TO filed on January 14, 2011, in connection with the offer (the “Offer”) by the Company to current holders (the “Series F Holders”) of Preferred Stock Series F, no par value per share, of the Company (“Series F Preferred Stock”) and current holders (the “Series H Holders”) of Preferred Stock, Series H, no par value per share, of the Company (the “Series H Preferred Stock”), the opportunity to exchange (i) all of the Series F Preferred Stock and Series H Preferred Stock they own for our Preferred Stock Series I, no par value per share, of the Company (“Series I Preferred Stock”) and (ii) all of the warrants for the purchase of shares of the Company’s common stock (“Common Stock”) issued to the Series F Holders and Series H Holders in conjunction with the purchase of the Series F Preferred Stock and Series H Preferred Stock (the “Old Warrants”) for new warrants (the “New Warrants”).  The terms and conditions of the Offer are set forth in the Offer to Exchange Series F Preferred Stock and Series H Preferred Stock and Related Warrants to Purchase Common Stock for Series I Preferred Stock and Related Warrants to Purchase Common Stock (the “Offer to Exchange”) and the accompanying Letter of Transmittal, which are filed as exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

As of February 16, 2011, a total of 7,570 shares of Series F Preferred Stock and 350 shares of Series H Preferred had been tendered in exchange for a total of 7,920 shares of Series I Preferred Stock, and Old Warrants exercisable for a total of 8,220,000 shares of Common Stock had been tendered in exchange for New Warrants exercisable for a total of 39,600,000 shares of Common Stock.

This Amendment No. 5 is being filed for the purpose of making the amendments described below, which provide additional information regarding the accounting treatment of the Offer. Notice of this filing and the amendments contained herein are being provided to eligible participants in the Offer pursuant to a Supplemental Letter to Eligible Participants.

All information in the Offer to Exchange, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 5 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein.  All capitalized terms used in this Amendment No. 5 and not otherwise defined have the respective meaning ascribed to them in the Offer to Exchange as amended or supplemented.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms.

In the Offer to Exchange, the following paragraphs are hereby appended to the end of Section 11, “Status of Old Preferred Stock and Old Warrants We Acquire in the Offer; Accounting Consequences of the Offer”:

The Old Preferred Stock and the Old Warrants would convert into 27,960,000 shares of common stock as compared to the Series I Preferred Stock and New Warrants which are convertible into 118,000,000 shares of common stock at a $0.10 conversion price for the Series I Preferred Stock.

Under our initial estimate of the estimated fair value of the Series I Preferred Stock, the exchange resulting from the Offer is expected to be accounted for as an extinguishment.

The difference in the carrying value of the Old Preferred Stock and the Series I Preferred Stock will be a material non-recurring credit that will not impact net loss but will affect net loss per share attributable to Geos common shareholders. Under our initial estimates, the estimated fair value of the Series I Preferred Stock is less than the carrying value of the Old Preferred Stock by a range of $935,274 to $2,061,594. The estimated impact on net loss per share attributable to Geos common shareholders would range from a positive $0.04 to $0.07.

In order to determine the accounting treatment for the exchange of the Old Warrants for the New Warrants, we noted that there is no direct literature on this topic, but we believe it is appropriate to analogize to ASC 718 (formerly SFAS No. 123R).  We plan to calculate the fair value of the Old Warrants and compare it to the fair value of the New Warrants as of the date of exchange. The Old Warrants and the New Warrants meet the requirements for equity classification and do not have any vesting requirements.  If the value of the New Warrants exceeds the value of the Old Warrants, the difference will be recorded as an increase to Accumulated Deficit and affect net loss per share available to Geos common shareholders.  If the fair value of the Old Warrants exceeds the fair value of the New Warrants, the difference will not be recognized and will not affect net loss per share available to Geos common shareholders.  In either scenario the exchange will result in adjustments within stockholders’ deficit.

ITEM 11.	ADDITIONAL INFORMATION.

In the Offer to Exchange, under “Additional Information, ” the table of documents incorporated by reference, is hereby amended and restated in its entirety to read as follows:

(a)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on May 7, 2010;

(b)	our Quarterly Report on Form 10-Q for the three months ended March 31, 2010, filed with the SEC on May 21, 2010;

(c)	our Quarterly Report on Form 10-Q for the three months ended June 30, 2010, filed with the SEC on August 16, 2010;

(d)	our Quarterly Report on Form 10-Q for the three months ended September 30, 2010, filed with the SEC on November 15, 2010

(e)	our Current Report on Form 8-K filed with the SEC on December 9, 2010, and our Current Report on Form 8-K February 15, 2011.

(f)
the description of our Common Stock contained in our Registration Statement on Form SB-2 filed with the SEC on June 28, 2007 including any amendments or reports filed for the purpose of updating such description.

ITEM 12.	EXHIBITS.

This Item 12 is hereby amended and supplemented by the insertion of the following exhibit reference immediately after the reference to Exhibit (a)(9):

(a)(10)	Supplemental Letter to Eligible Participants******

This Item 12 is further amended and supplemented by the insertion of the following exhibit reference immediately after the reference to Exhibit (d)(8):

(d)(9)	Current Report on Form 8-K (filed with the SEC on February 15, 2011, file no. 000-27704, and incorporated herein by reference).

Exhibit
Number	Exhibit Name
(a)(1)
Offer to Exchange Series F Preferred Stock and Series H Preferred Stock and Related Warrants to Purchase Common Stock for Series I Preferred Stock and Related Warrants to Purchase Common Stock, dated October 14, 2010*

(a)(2)	Form of Letter of Transmittal*

(a)(3)	Form of Withdrawal Letter*

(a)(4)	Email to Eligible Participants*

(a)(5)	Form of Participant Statement*

(a)(6)	Form of Email Confirmation of Receipt of Letter of Transmittal or Withdrawal Letter*

(a)(7)	Supplemental Letter to Eligible Participants**

(a)(8)	Supplemental Letter to Eligible Participants****

(a)(9)	Supplemental Letter to Eligible Participants*****

(a)(10)	Supplemental Letter to Eligible Participants******

(d)(1)	Annual Report on Form 10-K for the fiscal year ended December 31, 2009 ***

(d)(2)	Quarterly Report on Form 10-Q for the three months ended March 31, 2010 ***

(d)(3)	Quarterly Report on Form 10-Q for the three months ended June 30, 2010 ***

(d)(4)	Current Report on Form 8-K (filed with the SEC on September 3, 2010, file no. 000-27704, and incorporated herein by reference).

(d)(5)	Definitive Proxy Statement for our fiscal 2009 Annual Meeting of Shareholders (filed with the SEC on May 21, 2009, file no. 000-27704, and incorporated herein by reference).

(d)(6)
Certificate of Designations of Rights and Preferences of Preferred Stock Series I (Incorporated by reference to Exhibit 3.16 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).

(d)(7)
Articles of Correction to Certificate of Designations of Rights and Preferences of Preferred Stock Series I (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 3, 2010)

(d)(8)	Form of New Warrant**

(d)(9)	Current Report on Form 8-K (filed with the SEC on February 15, 2011, file no. 000-27704, and incorporated herein by reference).

* Previously filed as a part of Schedule TO-I File/Film Number 005-57499/101124357 on October 14, 2010.
** Previously filed as a part of Schedule TO-I/A File/Film Number 005-57499/101199529 on November 17, 2010.
*** Previously filed as a part of Schedule TO-I/A File/Film Number 005-57499/101254059 on December 15, 2010.
**** Previously filed as a part of Schedule TO-I/A File/Film Number 005-57499/101258049 on December 17, 2010.
***** Previously filed as a part of Schedule TO-I/A File/Film Number 005-57499/11530858 on January 14, 2011.
******Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEOS COMMUNICATIONS, INC.

By:	/s/ Cindy Gordon

Name:	Cindy Gordon
Title:	Chief Financial Officer
Date:	February 16, 2011